                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

         For the fiscal year ended December 31, 2001,

                                       or

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the transition period from ________ to _________.



                             Commission File Number
                                     1-9645



             CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
                            (Full title of the plan)



                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 East Basse Road
                            San Antonio, Texas 78209
                            Telephone (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

             CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
                               INDEX TO FORM 11-K


REQUIRED INFORMATION
--------------------

         Independent Auditor's Report ....................................................................     3

Financial Statements
--------------------

         Statement of Net Assets Available for Plan Benefits .............................................     4

         Statement of Changes in Net Assets Available for Plan Benefits ..................................     5

         Notes to Financial Statements ...................................................................     6

Supplemental Schedule
---------------------

         Schedule of Assets Held for Investment Purposes at End of Year ..................................    10

         Schedule of Non-exempt Transactions .............................................................    11


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

                  Date: June 27, 2002


                  By:           /s/ Randall T. Mays
                      ----------------------------------------------------------
                      Name:     Randall T. Mays
                            ----------------------------------------------------
                      Title:    Executive Vice President/Chief Financial Officer
                             ---------------------------------------------------

INDEPENDENT AUDITOR'S REPORT

To the Clear Channel Communications, Inc. 401(k) Savings Plan
San Antonio, Texas

We have audited the accompanying statements of net assets available for plan benefits of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United State of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2001, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2001, and non-exempt transactions for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2001, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ THE HANKE GROUP, P.C.

June 18, 2002

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31,  2001 AND 2000

ASSETS                                                         2001                    2000
INVESTMENTS:
Plan interest in Clear Channel Communications,
  Inc. - Master Trust                                     $ 222,617,523           $ 173,357,172

RECEIVABLES:
Employer's contribution                                         263,234               1,101,138
Participants' contributions                                   1,112,971               1,662,445
Rollovers                                                             -                 802,939
                                                          -------------           -------------

Total receivables                                             1,376,205               3,566,522
                                                          -------------           -------------

TOTAL ASSETS                                                223,993,728             176,923,694

LIABILITIES

Due to Universal Outdoor, Inc. Salary
  Reduction Profit Sharing Plan                                       -                  95,230
Administrative fees payable                                     101,209                  81,275
                                                          -------------           -------------

TOTAL LIABILITIES                                               101,209                 176,505
                                                          -------------           -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $ 223,892,519           $ 176,747,189
                                                          =============           =============

See notes to financial statements.                                        Page 4

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2001

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net depreciation in fair value of investments                    $ (3,923,040)
Dividends and interest                                              3,843,805
                                                                 ------------

                                                                      (79,235)

Contributions:
Employer                                                           10,284,419
Participants                                                       47,323,445
Rollovers                                                           4,202,971
                                                                 ------------

Total contributions                                                61,810,835
                                                                 ------------

TOTAL ADDITIONS                                                    61,731,600

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                      24,166,029
Administrative expenses                                               413,420
                                                                 ------------

TOTAL DEDUCTIONS                                                   24,579,449
                                                                 ------------

Net increase before transfer of plan assets                        37,152,151
Transfer of plan assets                                             9,993,179
                                                                 ------------

Net Increase                                                       47,145,330

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of year                                                 176,747,189
                                                                 ------------

End of year                                                      $223,892,519
                                                                 ============

See notes to financial statements.                                        Page 5

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1.       DESCRIPTION OF PLAN

The following description of the Clear Channel Communications, Inc. (the Company and Plan Sponsor) 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan generally covering all eligible employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions -- Employer contributions to the Plan consist of matching contributions and elective contributions made annually at the discretion of the Plan Sponsor's Board of Directors. The employer contribution was $10,284,419 for the year ended December 31, 2001.

Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions.

Each year, participants may contribute up to 20 percent of pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one sponsored Company stock and ten registered investment funds.

Participant Accounts -- Each participant's account is credited with allocations of the Plan Sponsor's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures -- Participant forfeitures of non-vested contributions are used to reduce employer contributions to the Plan. For the year ending December 31, 2001, approximately $623,000 of forfeitures was used to reduce employer contributions.

Vesting -- Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's contributions is based on years of continuous service. A participant is 100% vested after seven years of credited service (or upon the death or disability of the participant).

Participant Loans -- Participants may borrow $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear a fixed interest rate determined by the Plan Sponsor.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1.      DESCRIPTION OF PLAN (continued)

Payment of Benefits -- On termination of service, the Plan provides that benefits less than $5,000 will be paid by lump sum distribution or rollover. For benefits over $5,000, benefits may be paid by lump sum distribution, remain in the Plan until the earlier of age 65 or death of the participant, or rolled over into another qualified plan.

For those who were Plan participants prior to July 1, 1999, benefits may be paid out in quarterly or annual installments. This option is no longer available as of July 1, 2001.

Hardship withdrawals are available to Plan participants upon approval.

2.      SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting -- The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition -- The Plan's investments are stated at fair value. The Plan's investments in the common stock of the Company are reported at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at December 31. Participant loans are valued at cost, which approximates fair value.

Payments of Benefits -- Benefits are recorded when paid.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.      PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. - MASTER TRUST

Effective July 1, 1999, the Plan transferred all investments to the Clear Channel Communications, Inc. - Master Trust (Master Trust) which is held by Fidelity Management Trust Company (Trustee). The Master Trust was established for the investment of assets of the Plan and four other Clear Channel Communications, Inc., sponsored retirement plans. These investments in the Master Trust consist primarily of registered investment companies and sponsored Company stock.

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets.

The proportionate interest of the Plan in the Master Trust at December 31, 2001 and 2000, was approximately 91.4% and 87.0%, respectively.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

4.       PLAN MERGERS

Effective January 1, 2001 and December 31, 2001, all of the net assets of the Triumph Taxi Advertising, LLC 401(k) Plan and certain net assets of AMFM Inc. 401(k) Savings Plan were merged into the Clear Channel Communications, Inc. 401(k) Savings Plan. The transferred net assets have been recognized in the accounts of the Clear Channel Communications, Inc. 401(k) Savings Plan at amounts previously carried in the accounts of the merged plans. A summary of the transferred net assets follows:

               Investments at fair value:
                 AMFM Inc. 401(k) Savings Plan                 $    9,827,934
                 Triumph Taxi Advertising, LLC, 401(k) Plan           165,245
                                                               --------------

                                                               $    9,993,179
                                                               ==============

5.       INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000:

                                                              2001             2000
Clear Channel Communications, Inc. (unitized*)         $   84,586,087   $    81,521,345
Fidelity Puritan Fund                                      23,540,602        15,214,440
Spartan US Equity Index Fund                               17,618,051        14,244,585
Fidelity Equity Income Fund                                15,862,922        11,948,922
Fidelity Dividend Growth Fund                              19,615,747        11,873,301
Fidelity Retirement Money Market Fund                              -         11,846,782
MSIFT Mid-Cap Growth Advisor Fund                          12,409,555         8,998,520

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

         Clear Channel Communications, Inc., stock (unitized*)        $    4,776,913
         Registered investment funds                                      (8,699,953)
                                                                      --------------

                                                                      $   (3,923,040)
                                                                      ==============

         *A non-registered fund comprised of the underlying Company stock and a short-term cash component.

6.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements at December 31, 2001 and 2000, to Forms 5500:

                                                                              2001             2000
Net assets available for plan benefits per the accompanying
  financial statements                                                 $  223,892,519   $   176,747,189
Transfer of assets from the AMFM Inc. 401(k) Savings Plan*                 85,066,573                -
                                                                       --------------   ---------------

                                                                       $  308,959,092   $   176,747,189
                                                                       ==============   ===============

*The transfer of net assets from the AMFM Inc. 401(k) Savings Plan is recorded on Form 5500 as of December 31, 2001, for a transfer that occurred on January 1, 2002.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

7.      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $406,000 in professional fees related to the Plan for the year ended December 31, 2001.

8.      PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the employer's contributions.

9.      TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 7, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

10.     SUBSEQUENT EVENTS

Effective January 1, 2002, the remaining assets of the AMFM Inc. 401(k) Savings Plan were merged into the Clear Channel Communications, Inc. 401(k) Savings Plan.

Effective April 2002, the Clear Channel Outdoor, Inc. 401(k) Plan merged into the Clear Channel Communications, Inc. 401(k) Savings Plan.

The following amendments were made to the plan document effective January 1, 2002:

     . Employer contributions made after December 31, 2001, will vest under a five year graded vesting schedule.

     . Participants may contribute up to 25 percent of pre-tax compensation, not to exceed the maximum allowed under IRS rules and regulations.

                             SUPPLEMENTAL SCHEDULES

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER:  74-1787539
PLAN NUMBER:  001
DECEMBER 31, 2001

Schedule H, Line 4(I): Schedule of Assets Held for Investment Purposes at End of Year

                                                        Description of investment
            Identity of issuer,                         including maturity date,
            borrower, lessor or                             rate of interest,                                   Current
               similar party                        collateral, par or maturity value                            value
-----------------------------------------    ----------------------------------------------------            -------------
         PIMCO                                              Total Return Fund                                $   7,716,805

         Janus                                                 Twenty Fund                                      10,678,126

         MSIFT                                         Midcap Growth Advisor Fund                               12,409,555

   *     Clear Channel
          Communications, Inc.                           Common Stock (unitized)                                84,586,087

   *     Fidelity Management
          Trust Company                                       Puritan Fund                                      23,540,602

   *     Fidelity Management
          Trust Company                                    Equity Income Fund                                   15,862,922

   *     Fidelity Management
          Trust Company                                   Low Priced Stock Fund                                  8,789,473

   *     Fidelity Management
          Trust Company                              Diversified International Fund                              8,669,671

   *     Fidelity Management
          Trust Company                                   Dividend Growth Fund                                  19,615,747

   *     Fidelity Management
          Trust Company                               Retirement Money Market Fund                               9,310,323

         Spartan                                         U.S. Equity Index Fund                                 17,618,051

         Loans to Participants                       Various due dates with interest
                                                         rates of prime plus 1%                                  3,820,161
                                                                                                             -------------
                                                                                                             $ 222,617,523
                                                                                                             =============

   *     denotes party-in-interest

See accompanying independent auditor's report.                           Page 10

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER: 74-1787539
PLAN NUMBER: 001
YEAR ENDED DECEMBER 31, 2001


Schedule G, Part III - Schedule of Non-exempt Transactions

                                       (c)
                                  Description
                                      of
                                  transactions
                           (b)     including
                        Relation-  maturity                                  (g)                         (j)
                          ship       date,                                 Expenses                      Net
                        to plan,    rate of                                incurred                      gain
                        employer   interest,                                  in                 (i)      or
             (a)           or     collateral,                             connection   (h)     Current  (loss)
           Identity       other      par or      (d)       (e)     (f)       with      Cost     value   on each
           of party     party-in    maturity   Purchase  Selling  Lease     trans-      of       of      trans-
           involved     interest     value      price     price   rental    action     asset    asset    action
      ----------------- --------- ------------ --------- -------- ------  -----------  ------- -------- --------

   *    Clear Channel     Plan    Failure to
       Communications,   Sponsor    timely
             Inc.                  segregate
                                    salary
                                   deferral
                                    contri-
                                    butions

                                                  -         -        -         -        $982      -         -

* denotes party-in-interest

See accompanying independent auditor's report.                           Page 11

                                  EXHIBIT INDEX

23.1     Consent The Hanke Group, P.C.